

Mail Stop 3030

May 24, 2017

Via E-mail
David J. Antoniuk
Senior Vice President and Chief Financial Officer
The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, Wisconsin 54220

> **RE: The Manitowoc Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-11978**

Dear Mr. Antoniuk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Statement of Operations, page 49

1.   We see that you generate revenues from the sales of cranes, leases of cranes to customers and by providing aftermarket services. Tell us the amount of revenue recognized from leases and the sale of services in each of the reported periods. If material, revise future filings to present revenues from leases and services and the related costs separately on your statements of operations. Refer to Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulation S-X.

<u>Segments, page 82</u>

2.	We note your disclosure that after the spin-off of your foodservice business, you now have one reportable segment and that you have separate product lines for mobile telescopic cranes, tower cranes, lattice-boom crawler cranes and boom trucks. We further note on page 18 that you have Executive Vice Presidents assigned to Tower Cranes and Mobile Cranes. So that we may better understand your assessment of your operating segments and how you comply with ASC Topic 280, please address to the following:

- Tell us whether you have more than one operating segment and if so, explain your conclusion that your aggregation of operating segments is consistent with the objective of ASC 280. Address each of the factors listed in ASC 280-10-50-11.

- Provide us with the three-year historical and three-year projected revenue, gross margin and the measure of operating segment profitability for each operating segment.

- Provide us with a general description of the company's internal management reporting process, including the organization and reporting structure and an organizational chart.

- Describe to us the role of the CODM and each of the individuals who report to the CODM. Tell us the basis of their compensation and, if performance based, at what level it is assessed.

- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

- Describe to us the role of the Executive Vice Presidents assigned to Tower Cranes and Mobile Cranes within the organization.

- Describe to us the information regularly provided to the CODM, the level at which the information is provided, and how frequently it is prepared and reviewed.

- Describe to us how budgets are developed, the level at which they are developed, who is responsible for developing the budgets and who approves the budgets. Describe the level of detail communicated to the CODM when actual results differ from budgets.

- Identify your reporting units for goodwill impairment testing and describe how they were determined in accordance with ASC 350-20-35.

3.	Revise this note in future filings to provide the disclosures required by ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dennis Hult at (202) 551-3618, or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Brian Soares, Senior Attorney, at (202) 551-3580 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery